April 18, 2012

Mr. Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:		Variable Annuity Account	Sent via email: zapataa@sec.gov
Minnesota Life Insurance Company
Registration Statement on Form N-4

	File Nos.	333-91784 (811-4294) MOA Advisor (“Advisor);
333-136242 (811-4294) MOA Legend (“Legend”);
333-140230 (811-4294) MOA Extra; and
333-111067 (811-4294) Retirement Builder Annuity

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the “Company”) in a telephone conversation on April 13, 2012. Each of the Staff’s comments is set forth below, followed by the Company’s response. The responses apply directly to Advisor, which was the registration statement used in the Staff’s review, but conforming changes will be made to all of the registration statements referenced above, except as otherwise indicated.

In addition, the Company has also provided a marked copy of the Advisor registration statement. The revisions will be incorporated into each of the above-referenced registration statements via post-effective amendment once the Company receives Staff approval to do so.

1.	Consider filing a new registration statement that is more streamlined and omits the benefits that are no longer offered.

Response:

The Company has considered the Staff’s request to file new registration statements, and the Company respectfully declines to file new registration statements at this time.

2.	Please clarify supplementally if there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

Response:

The Company does not currently have any guarantee or support agreements with third parties to support the Company’s guarantees under the contracts. Accordingly, the Company is primarily responsible for paying out on any guarantees associated with the contracts.

3.	Unless otherwise indicated, please make conforming changes to the prospectuses submitted under file numbers: 333-111067, 333-136242, and 333-140230 as applicable. Whenever a comment has applicability to one or more prospectuses, please identify the prospectus that was revised in response to these comments.

Response:

The Company’s responses apply, and conforming changes will be made, to file numbers 333-91784, 333-111067, 333-136242, and 333-140230, except as otherwise indicated.

4.	Guarantee period and guaranteed term account are defined in special terms on page 1. However, these terms appear not capitalized on pages 1 and 5 and they are capitalized elsewhere in the prospectus (for example, page 6). Please capitalize throughout. Please survey the registration statement for defined terms in a similar manner and remedy.

Response:

After additional telephone conversations with the Staff on April 13, 2012 and April 16, 2012, the Staff and Company agreed that the Company can leave the defined terms as the status quo for this year’s registration statements. However, in next year’s registration statements, the Company will survey the registration statements of actively marketed products for defined terms and capitalize them throughout the registration statements.

5.	Under guaranteed term account. The definition includes a disclosure about amounts allocated to the “guarantee periods of the guaranteed term account.” This term appears elsewhere in the prospectuses similarly as an allocation option. This usage is confusing. If the guaranteed term account is an allocation option, please clearly say so and any discussion of the guaranteed options can be clarified in a parenthetical or other descriptor.

Response:

The guaranteed term account is an allocation option, but the actual allocation level is the guarantee period that contract owners select within the guaranteed term account. The guarantee period is a sub-part of the guaranteed term account. To clarify this in the prospectuses, the underlined text below is added to the definition of Guarantee Period:

Guarantee Period: a period of one or more years, for which the current interest rate is guaranteed. Allocation to a particular guarantee period is an allocation to the guaranteed term account.

In addition, the underlined text below is added to, and the strikethrough text below is deleted from, the definition of the Guaranteed Term Account, so the Guaranteed Term Account definition is as follows:

Guaranteed Term Account: a non-unitized separate account providing guarantee periods of different lengths. Purchase payments or transfers may be ~~Amounts~~ allocated to one or more of the available guarantee periods ~~of~~ within the guaranteed term account. Amounts allocated are credited with interest rates guaranteed by us for the entire guarantee period. The assets of the guaranteed term account are ours and are not subject to claims arising out of any other business of ours.

6.	Page 4, Overview of Contract Features. At the outset of this section, please include disclosure similar to the disclosure under the “Separate Account – Variable Annuity Account” section on page 140, that the guarantees of benefits are subject to the claims paying ability of the insurance company.

Response:

In response to the Staff’s comments, the following has been added to each registration statement as a final sentence to the subsection entitled “Annuity Contracts” within the section entitled “An Overview of Contract Features”:

Guarantees provided by the insurance company as to the benefits promised in the annuity contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

7.	On page 9, you disclose that the Ovation II Joint rider has lower current charges than the Encore Joint rider. Please also disclose that the maximum charge for the Ovation II Joint rider is higher.

Response:

In response to the Staff’s comments, the underlined text below is added to the last sentence of the second paragraph of the subsection entitled “Ovation Lifetime Income II – Joint (Ovation II – Joint)”, so the sentence is as follows:

However, the Encore – Joint rider may provide for the return of any remaining benefit base in the event of the death of both Designated Lives, while the Ovation II – Joint rider does not provide any benefit at death and has a higher maximum charge than the Encore – Joint rider.

8.	Pages 12 and 13. Other optional benefit charges taken from contract value. Specifically with file number 333-136242 (Legend). Disclose in the tables the basis for which these charges are assessed. You have the maximum and the current benefit charges stated as a percentage, but add a footnote or something in the table stating what the percentages are taken of.

Response:

After reviewing the table and corresponding footnotes in the subsection entitled “Other Optional Benefit Charges taken from Contract Value,” the Company believes the footnotes properly disclose the basis for which the charges are assessed. Each footnote describes what the current benefit charge percentage is taken of. For example, the beginning of footnote 1 states: “The current annual charge for this option is equal to 0.50% times the Guaranteed Withdrawal Benefit (GWB) amount.” This particular footnote then goes on to describe how the GWB is calculated. Each footnote also refers to other portions of the prospectus where additional information is located. Accordingly, the Company has not made any changes to this section at this time.

9.	Total annual operating expenses of the fund. Pages 17-18. Please update footnote 2 regarding fee waivers and expense reimbursement information to reflect 2011 fiscal year data. Provide updated fund operating expenses table and example information for commission staff review. Confirm no waivers after 12/31/2010. If waivers continue to apply after that time, please confirm to the staff that: (1) fee waivers and acquired fund expenses will be appropriately reflected (i.e., they must last for at least 1 year); (2) the example reflects the most expensive combination of contract options; and (3) the fee waivers referenced in the table will only be reflected in the examples for the term of the waivers.

Response:

The Company has updated the Total Annual Portfolio Company Operating Expenses table. The data included in that table does not reflect any applicable fee waivers or expense reimbursements. The Company confirms there were fee waivers during fiscal year 2011, but the Company has made the decision to exclude footnote 2 from the registration statement entirely. As requested, the Company confirms fee waivers and acquired fund expenses are appropriately reflected, the Contract Owner Expense Example includes the most expensive combination of contract options, and there are no fee waivers incorporated in the calculation of contract owner expenses.

10.	Contract charges and fees. Page 38. Deferred sales charge. The registrant states that “All purchase payments will be allocated to a withdrawal or a surrender for this purposes on a first-in, first-out basis”. Please add clarifying language that the withdrawal or surrender is taken from the oldest purchase payment first.

Response:

In response to the Staff’s comments, the following is added immediately following the sentence identified in the Staff’s comment above:

This means that the withdrawal or surrender will be taken from the oldest purchase payment first.

11.	Current allowable subaccounts. Pages 65, 72, 80, 89, 97, 105, 113. References are made in several places to current allowable subaccounts, as well as the right to add, delete, and modify allocation plans. If the changing of allowable subaccounts or allocation plans may impact existing allocations, please disclose.

Response:

In response to the Staff’s comments, throughout the section entitled “Other Contract Options (Living Benefits)”, the following is added to each paragraph that describes the Company’s right to add, delete, and modify allocation plans:

If you do not make an additional purchase payment and you do not request a transfer to an allocation plan that is no longer available, you will not be impacted by the addition, deletion, or modification of the allocation plan.

12.	In the Statement of Additional Information, update the data included in the distribution of the contract section to 2011 numbers.

Response:

The Company confirms that the data included in the distribution of the contract section is updated to 2011 numbers.

13.	Please provide any financial statements, exhibits, consents, and other disclosure not included in this amendment, including the annual portfolio company operating expense data and contract owner expense example data on pages 14 and 15.

Response:

The Company confirms that any financial statements, exhibits, consents, and other disclosures not included in this amendment, including the annual portfolio company operating expense data and contract owner expense example, will be included in the Company’s upcoming 485(b) filing.

Please direct additional questions or comments to the undersigned at (651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner
Daniel P. Preiner Associate Counsel